UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2005

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2005

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice concerning issuance of Straight Bonds

Tokyo, December 12, 2005—Mitsubishi UFJ Financial Group, Inc. (MUFG; President & CEO: Nobuo Kuroyanagi) announced that it has decided to issue straight bonds as described below.

	Series 9	Series 10
Issue Amount	JPY 50 billion	JPY 50 billion
Term	3 years	5 years
Denomination	JPY 100 million	JPY 100 million
Issue price	100.00	100.00
Coupon	0.60%	1.03%
Offering Date	December 12, 2005	December 12, 2005
Issue Date	December 22, 2005	December 22, 2005
Maturity	December 22, 2008	December 22, 2010
Interest payment dates	Semiannually, on 22nd of June and December	Semiannually, on 22nd of June and December
Collateral	None	None
Fiscal Agent	The Bank of Tokyo-Mitsubishi, Ltd.	The Bank of Tokyo-Mitsubishi, Ltd.

*            *            *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

This notice with regard to the issuance of bonds is published in order to publicly announce specific facts relating to MUFG’s issuance of bonds, and does not constitute a solicitation of investments or any similar act, in or outside of Japan. The bonds have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.